UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

REPORT OF CHANGE IN MAJORITY OF DIRECTORS

Information Statement Pursuant to Section 14(f) of the Securities

Exchange Act of 1934 and Rule 14f-1 thereunder

INDIGO-ENERGY, INC.

(Exact Name of Registrant as Specified in its Charter)

Nevada	002-75313	84-0871427
(State of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

74 N. Pecos Road, Suite D

Henderson, NV 89074

(Address of principal executive offices, including zip code)

(702) 463-8528

(Registrant’s telephone number, including area code)

INDIGO-ENERGY, INC.

74 N. Pecos Road, Suite D

Henderson, NV 89074

Information Statement Pursuant to Section 14(f) of the Securities

Exchange Act of 1934 and Rule 14f-1 thereunder

THIS INFORMATION STATEMENT IS BEING PROVIDED TO STOCKHOLDERS OF INDIGO-ENERGY, INC. FOR INFORMATIONAL PURPOSES ONLY. NO VOTE OR OTHER ACTION OF THE STOCKHOLDERS OF INDIGO-ENERGY, INC. IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND A PROXY TO INDIGO-ENERGY, INC.

Introduction

This Information Statement is being furnished to stockholders of record, as of November 21, 2014, of the outstanding shares of common stock, $.001 par value (the “Common Stock”), of Indigo-Energy, Inc., a Nevada corporation (the “Company”), pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, in connection with the resignation of directors, expansion of the current authorized number of directors and the appointment of new directors to fill vacancies created on the Board of Directors.

Description of the Change in Majority of Directors

On November 21, 2014, a change in control of the Company occurred. On that date, the Company’s wholly-owned subsidiary, HDIMAX Acquisition Corporation, a Nevada corporation, was merged with and into HDIMAX, Inc., a Delaware corporation (such merger, the “Merger”), pursuant to the Agreement and Plan of Merger effective as of September 2, 2014, as amended effective as of November 20, 2014, by and among the Company, HDIMAX, Inc. and HDIMAX Acquisition Corporation. HDIMAX, Inc. was the surviving corporation of the Merger and as such will continue as a wholly-owned subsidiary of the Company.

Effective as of November 21, 2014 and by virtue of the Merger, James C. Walter, Sr. resigned from his positions as Chief Executive Officer, President and Chief Financial Officer, as well as all other offices held by James C. Walter, Sr., including Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer, of the Company. Upon such resignations, Rajinder Brar was appointed as the Chief Executive Officer, President and Chief Financial Officer of the Company, Aneliya Vaselieva was appointed Chief Content Officer of the Company, and Myles A. Pressey III was appointed Chief Business Development Officer of the Company, and Rajinder Brar, Aneliya Vaselieva and Myles A. Pressey III accepted such appointments.

Also effective as of November 21, 2014 and by virtue of the Merger, James C. Walter, Sr., as the sole director of the Company, elected Rajinder Brar as a director of the Company, and Rajinder Brar accepted such election. Thereupon, James C. Walter, Sr. resigned as a director of the Company. Immediately thereafter, also effective as of November 21, 2014, Rajinder Brar, as the then sole director of the Company, fixed the current authorized number of directors of the Company at three (3) and elected Aneliya Vaselieva and Myles A. Pressey III as directors of the Company effective as of the 10th day after this Information Statement is filed with the Securities and Exchange Commission and transmitted to the stockholders of the Company, and Aneliya Vaselieva and Myles A. Pressey III accepted such elections. Accordingly, effective as of the 10th day after this Information Statement is filed with the Securities and Exchange Commission and transmitted to the stockholders of the Company, each of Aneliya Vaselieva and Myles A. Pressey III will become members of the Board of Directors, and the entire Board of Directors will consist of Rajinder Brar, Aneliya Vaselieva and Myles A. Pressey III.

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This Information Statement is being furnished pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. No action is required by the stockholders of the Company in connection with this Information Statement. No proxies are being solicited and you are requested not to send a proxy to the Company.

However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require the transmittal to stockholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of the Company’s directors occurs (otherwise than at a meeting of stockholders). Accordingly, the change in a majority of the Company’s directors described herein will not occur until at least 10 days following the transmittal of this Information Statement to the stockholders. This Information Statement will be first mailed on November 26, 2014 to stockholders of record as of November 21, 2014.

SECURITY OWNERSHIP OF CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

The following discloses, as of November 21, 2014, information concerning the ownership of our Common Stock by:

•	each person who is known by us to own beneficially 5% or more of our Common Stock;

•	each of our directors and director nominees; and

•	all executive officers and directors as a group.

Immediately before the Change in Majority Directors, there were 45,454,546 shares of Common Stock outstanding. As of the date of this Information Statement, there are 757,575,750 shares of Common Stock issued and outstanding.

Unless otherwise indicated, the principal address of each of the persons listed below is c/o Indigo-Energy, Inc., 74 N. Pecos Road, Suite D, Henderson, NV 89074.

Common Stock

Name and Address of Beneficial Owner	Pre-Change in Majority of Directors Amount and Nature of Beneficial Ownership	Pre-Change in Majority of Directors Percent of Class	Post-Change in Majority of Directors Amount and Nature of Beneficial Ownership	Post-Change in Majority of Directors Percent of Class(1)
Rajinder Brar	-0-	0%	712,121,205	94%
Aneliya Vasilieva	-0-	0%	-0-	0%
Myles A. Pressey III	3,409,091	7.5%	3,409,091	*
All current Officers and Directors (including Director Nominees) as a group (3 persons)	3,409,091	7.5%	715,530,296	94.45%

____________

*Less than 1.0% of the issued and outstanding shares.

(1)	Beneficial ownership is determined in accordance with the applicable rules under the Exchange Act. In computing the number of shares beneficially owned by an executive officer or a director and the percentage ownership of that person, shares of the Company’s Common Stock subject to options held by that person that are currently exercisable, or become exercisable within 60 days from the date of this Information Statement, are deemed outstanding. However, such shares are not deemed outstanding for purposes of computing the percentage ownership of any other person. For purposes of determining the individual beneficial ownership percentage post-Change in Majority of Directors, each percentage was calculated based on the Company’s Common Stock outstanding 757,575,750 shares as of the date of this Information Statement. There are no outstanding stock options, warrants or other similar rights held by any person identified in the table above.

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EXECUTIVE OFFICERS AND DIRECTORS

Current Directors and Officers

The following table sets forth certain information for each person who currently is serving as a director or officer of the Company or who is a director nominee as described herein. There are no family relationships between any of the directors, executive officers or key employees of the Company.

Name	Age	Position
Rajinder Brar	41	Chief Executive Officer, President, Chief Financial Officer and Director
Aneliya Vaselieva	27	Chief Content Officer and Director Nominee
Myles A. Pressey III	57	Chief Business Development Officer and Director Nominee

Rajinder Brar – Chief Executive Officer, President, Chief Financial Officer and Director

Rajinder Brar was appointed as Chief Executive Officer, President and Chief Financial Officer and elected as a director of the Company effective as of November 21, 2014. Over the past 14 years, Mr. Brar has been the creator of websites offering a wide range of content available throughout the world. Mr. Brar has developed all the back end Content Management System (CMS) custom work for his owned and operated websites, including those of our company and brand partners. Many of Mr. Brar’s websites are in an online magazine format with a fashion, beauty and lifestyle offering focus. During this period, Mr. Brar has developed an extensive knowledge base in the buying habits, media habits, product preferences and cultural idiosyncrasies of our target demographics. Mr. Brar is the founder and owner of several other websites including: fashionstylemag.com, thewomanlife.com, southasianlife.com and themanlife.com. Mr. Brar started his professional career as an Account Executive for various advertising agencies in Vancouver Canada.

Aneliya Vaselieva – Chief Content Officer and Director Nominee

Aneliya Vaselieva was appointed as Chief Content Officer effective as of November 21, 2014 and is a director nominee. Since 2009, Ms. Vasilieva has held roles in the areas of investor relations and brand development. From 2009 to 2010, Ms. Vasilieva was a relationship manager for the investor relations firm, Terra, Ltd., where her responsibilities included overseeing customers’ complete investor relation programs in providing press releases, monitoring investor coverage and research and developing and expanding shareholder relationships. After leaving Terra, Ltd. in 2010, Ms. Vasilieva pursued fashion and beauty interests independently until meeting our Chief Executive Officer, Rajinder Brar, in November 2011. Since developing her relationship with Mr. Brar in November 2011 and through their shared passion for fashion and beauty, Ms. Vasilieva has held content production, management and editorial roles for our websites and those of our brand partners. Ms. Vasilieva’s social media, fashion and beauty and relationship management experience are believed to be crucial in reaching our target demographics and providing relevant and entertaining content on a current basis. Ms. Vasilieva holds a Bachelor’s Degree in Psychology from the University of Sofia in Sofia, Bulgaria.

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Myles A. Pressey III – Chief Business Development Officer and Director Nominee

Myles A. Pressey III was appointed as Chief Business Development Officer effective as of November 21, 2014 and is a director nominee. Throughout his career, Mr. Pressey served in many roles in investment and relationship management. Mr. Pressey has provided financial advisor services to high net worth individuals, represented retired professional basketball players in sponsorship deals and negotiated and managed endorsement and television appearance deals for athletes and entertainers. Since 2012, Mr. Pressey has owned and operated Regency Park Entertainment, an independent film production and finance company. From 2010 to 2012, Mr. Pressey was the Managing Director of Film & Media at Sun Center Studios, Pennsylvania’s only state-of-the-art sound stage facility and campus dedicated to servicing major film and television production companies within the entertainment industry. Before joining Sun Center Studios in 2010, Mr. Pressey served as the Chief Executive Officer of Pressey Padell Sports & Entertainment, which was founded in 2008 and focused on all facets of business management for athletes and entertainers. Pressey Padell Sports & Entertainment handled not only endorsements and TV appearances but also guided each athlete and entertainer and their families through all of their financial, marketing and endorsement matters. Before establishing Pressey Padell Sports & Entertainment, Mr. Pressey held various business and investment management roles. Mr. Pressey holds a Bachelor of Arts Degree in Business from Antioch University. Mr. Pressey’s experience with current and retired professional athletes, entertainers, capital market and investment and business management is critical to our content, marketing and business development strategy that is centered around our ability to establish and maintain long-term relationships with content providers across all of our media offerings.

Our directors hold office until the next annual meeting of our stockholders or until their successors are duly elected and qualified. Our executive officers serve at the pleasure of the Board of Directors.

Committees of the Board of Directors

Audit Committee, Nominating Committee and Compensation Committee

We currently do not have standing audit, nominating or compensation committees. We intend, however, to establish an audit committee, a nominating committee and a compensation committee of the Board of Directors as soon as practicable. We envision that the audit committee will be primarily responsible for reviewing the services performed by our independent auditors and evaluating our accounting policies and our system of internal controls. The nominating committee would be primarily responsible for nominating directors and setting policies and procedures for the nomination of directors. The nominating committee also would be responsible for overseeing the creation and implementation of our corporate governance policies and procedures. The compensation committee will be primarily responsible for reviewing and approving our salary and benefit policies (including stock options), including compensation of executive officers.

Code of Ethics

We have not adopted a corporate code of ethics that applies to our Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer or controller or persons performing similar functions. Our decision not to adopt such a code of ethics results from our having only a limited number of officers and directors operating as the management for the Company. We believe that, as a result of the limited interaction that occurs, having such a small management structure for the Company eliminates the current need for such a code.

Compensation of Directors

It is currently anticipated that non-employee directors will receive fees of $1,000 per meeting plus expenses each for their service as directors of the Company.

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Compensation of Officers

We paid a salary in the amount of $476,875 in the form of stock awards to James C. Walter, Sr., our then CEO, in the fiscal year 2014. With the exception of that salary for that fiscal year, we have not paid any cash or stock compensation to any of our executive officers or employees during fiscal year 2014 or during the fiscal years ended December 31, 2013, 2012 and 2011.

Option and Warrant Grants in Last Fiscal Year

No options, warrants or other rights were granted in the Company’s last fiscal year, and no options, warrants or other rights to purchase Company stock are held by the Company’s executive officers.

Aggregate Option and Warrant Exercises in the Last Fiscal Year and Fiscal Year-End Option and Warrant Values

The Company’s executive officers own no options or warrants of the Company.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires that the Company’s directors, executive officers and persons who own more than 10% of the outstanding common stock of the Company file initial reports of ownership and reports of changes in ownership in such common stock with the Securities and Exchange Commission. Directors, executive officers and stockholders who own more than 10% of the outstanding common stock of the Company are required by the SEC to furnish the Company with copies of all Section 16(a) reports they file. To the best of our knowledge, all directors, executive officers and greater than 10% stockholders have filed the required reports in a timely manner.

WHERE YOU CAN FIND MORE INFORMATION

The Company is subject to the information and reporting requirements of the Exchange Act and, in accordance with that act, files periodic reports, documents and other information with the Securities and Exchange Commission relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the Securities and Exchange Commission, 100 F Street, N.E., Washington, D.C. 20549 and are available on the Securities and Exchange Commission website at www.sec.gov.

November 26, 2014	Indigo-Energy, Inc. By Order of the Board of Directors /s/ Rajinder Brar Rajinder Brar, Chief Executive Officer

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